Amendment to General Statement of Beneficial Ownership Schedule 13D

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

SUNHAWK.COM CORPORATION (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
867378 104 (CUSIP Number)
Marlin J. Eller or Mary E. McConney, Ph.D. 1463 E. Republican, PMB 12A Seattle, WA 98112 206-328-5301 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 2, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box  / /.

CUSIP No. 867378 104	13D	Page 2 of 3 Pages
Eller and McConney Family 1995 Living Trust

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only
PF

(4)	Source of Funds*

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
State of Washington, United States of America

(6)	Citizenship or Place of Organization
691,964 shares

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
0 shares

		(8)	Shared Voting Power
0 shares

		(9)	Sole Dispositive Power
0 shares

		(10)	Shared Dispositive Power
691,964

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /
18.9%

(13)	Percent of Class Represented by Amount in Row (11)
OO

(14)	Type of Reporting Person*

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 3 Pages

Statement on Schedule 13G

    Marlin J. Eller and Mary E. McConney hereby amend and supplement their Statement on Schedule 13D as amended on December 8, 2000 (the "Amended Statement"), with respect to common stock, no par value (the "Common Stock") of Sunhawk.com Corporation, a Washington corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement that was filed on March 17, 2000.

Item 5. Interest in Securities of the Issuer

    Item 5 of the Original Statement is hereby amended and supplemented as follows:

  (a)
  As of May 2, 2001, the Eller McConney Family 1995 Living Trust directly owns 691,964 shares of the issuer's common stock. The Eller McConney Family 1995 Living Trust's holdings thus constitute 18.9% of the outstanding shares of common stock of the issuer.

  (b)
  The Eller McConney Family 1995 Living Trust, of which, Marlin J. Eller and Mary E. McConney are the trustees, has sole voting power over the 691,964 common shares of the issuer.

  (c)
  On May 2, 2001, the Eller McConney Family 1995 Living Trust transferred 350,000 shares of Sunhawk.com Corporation.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	June 1, 2001

Signature	/s/ MARLIN J. ELLER

Name/Title	Marlin J. Eller, Trustee

Date	June 1, 2001

Signature	/s/ MARY E. MCCONNEY

Name/Title	Mary E. McConney, Trustee